UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. )

                          Madison Avenue Holdings Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    None
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 13, 2006
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             (Date of Event Which Requires Filing of This Statement)


----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent. (Continued on the following pages)

CUSIP No.     None
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1    NAMES OF REPORTING  PERSONS        Seung Chi Tang

     I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS  (ENTITIES ONLY)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   [_]
         (b)   [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*                   PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)    [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA
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NUMBER OF             7.  SOLE VOTING POWER:             118,750
SHARES BENE-
FICIALLY              8.  SHARED VOTING POWER                  0
OWNED BY
EACH REPORT-          9.  SOLE DISPOSITIVE POWER:        118,750
ING PERSON
WITH                 10.  SHARED DISPOSITIVE POWER             0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          118,750
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           23.75%
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14   TYPE OF REPORTING PERSON*
                                         IN
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



Item 1.  Security and Issuer.

     The class of equity securities to which this Schedule 13D (the "Statement") relates is the $.001 par value per share common stock (the "Common Stock") of the Issuer.

     The Issuer is a Delaware corporation and its principal executive offices are located at 1641 W Main St, Suite 408, Alhambra, CA 91801 .


Item 2.  Identity and Background.

     (a) The name of the person filing this statement is Seung Chi Tang, hereafter sometimes referred to as the "Reporting Person."

     (b) The Reporting Person's residential address is 311 Altern St, Arcadia, CA 91006.

     (c) The Reporting Person is a businessman.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

     (f) The Reporting Person is a United States resident.


Item 3.  Source and Amount of Funds or Other Consideration.

     On May 22, 2006, the Reporting Person entered into a share purchase agreement with Mr. Alex M. Kam ("Kam"). Under the share purchase agreement, Kam agreed to sell 118,750 shares of Common Stock (the "Shares") to The Reporting Person. The purchase price for the Shares under the share purchase agreement was $160,000 and was paid in cash. The source of funds is personal funds. The share purchase agreements were closed on June 13, 2006.


Item 4.  Purpose of Transaction.

     The Reporting Person acquired the Shares for investment in the ordinary course of business because he believed that the Shares Stock, when purchased, represented an attractive investment opportunity based on the Issuer's prospects and strategy.

     Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:




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



          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization  or  liquidation,   involving  the  Issuer  or  any  of  its
     subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g)  Changes  in  the  Issuer's   charter,   by-laws  or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j) Any action similar to any of those enumerated above.

     The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.





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



Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owns 118,750 shares of the Issuer's Common Stock which represents approximately 23.75% of the Issuer's outstanding common stock.

     (b) The Reporting Person directly owns the 118,750 shares of Common Stock and has the sole power to vote or to direct the vote with respect to the 118,750 shares referred to herein.

     (c) Except for the sale and purchase of 118,750 shares of Common Stock pursuant to the Stock Purchase Agreement, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

     (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the proceeds of sale of the 118,750 shares of Common Stock reported in Item 5(a).

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The   Reporting   Person  does  not  have  any   contracts,   arrangements,
understandings or relationship (legal or otherwise) with any person with respect to the 237,500 shares of Common Stock reported in Item 5(a).


Item 7. Material to be Filed as Exhibits.

Exhibit 1. Form of Share Purchase Agreement dated May 22, 2005 between Mr. Alex M. Kam and Mr. Seung Chi Tang.





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




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    June 13, 2006


                           /s/ Seung Chi Tang
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                             Seung Chi Tang






























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